SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: August 4, 2005

For Immediate Release

RoboGroup Announces Net Profit and 27% Increase in Revenues in Second-Quarter 2005

RoboGroup’s Board Approved Voluntarily Deregistration and Delisting from the NASDAQ SmallCap Market

ROSH HA’AYIN, Israel, August 4, 2005 – RoboGroup T.E.K. Ltd. (Nasdaq: ROBO) today reported second-quarter and first-half 2005 financial results. Revenues for the second quarter increased by 27% to NIS 16.9 million (US$3.7 million) from NIS 13.3 million (US$2.9 million) for the comparable quarter in 2004. Gross profit for the second quarter was NIS 8.1 million (US$1.8 million) compared with NIS 5.9 million (US$1.3 million) for the comparable period in 2004.

The company reported second-quarter net profit of NIS 0.4 million (US$0.1 million) compared with a net loss of NIS 2.9 million (US$0.6 million) in second-quarter of 2004. Backlog, as of June 30, 2005 increased significantly to NIS 13.5 million (US$3 million) from NIS 7.9 million (US$1.7) as of June 30, 2004.

Revenues for the six month period totaled NIS 27.8 million (US$6.1 million) compared with NIS 27.7 million (US$6.1 million) for the comparable period in 2004. The net loss for the six month period decreased significantly to NIS 2.2 million (US$0.5 million) from NIS 5.8 million (US$1.3 million) in the comparable period in 2004.

Rafael Aravot, chief executive officer of RoboGroup, commented: “I am pleased with our second quarter results. In addition to generating higher revenues and increased backlog, we managed to keep our cost level low as a result of the efficiency improvement measures we have implemented during the last quarters, and we achieved net profit. Looking forward, we plan to focus on realizing the full potential of the market opportunities, while continuing to focus our attention on operating efficiency, thereby maximizing revenues while controlling costs”.

Deregistration and delisting from the NASDAQ SmallCap Market

The Company’s board of directors today resolved to voluntarily deregister the Company’s shares under the Securities Exchange Act of 1934 and upon deregistration, to delist from the NASDAQ SmallCap Market. To deregister its ordinary shares, the Company will file a Form 15 with the SEC thereby suspending its obligations for filing annual and other reports with the SEC. The Company intends to seek authorization from NASDAQ to maintain the listing of its shares on the NASDAQ SmallCap Market for the period of 90 days from the filing of the Form 15, or such shorter period until the deregistration of its shares becomes effective, and will undertake to continue file reports on a voluntary basis until delisting. In its decision, the Company’s board resolved to authorize RoboGroup’s management to determine the exact timing for filing the Form 15 and to take all measures and acts required for the implementation of the deregistration and delisting process. Subject to the SEC’s review, the Company anticipates completing the process within 90-days.

The board’s plan to deregister and delist its ordinary shares was made after careful consideration of the advantages and disadvantages of continuing the Company’s share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. The Company’s board believes that the current burdens associated with being a “reporting company” under the 1934 Act, including the recent obligations arising under the provisions of the Sarbanes-Oxley Act of 2002 outweigh the advantages of being traded both in the US and in Israel. The board estimates that the deregistration and delisting will achieve a substantial reduction in the Company’s annual expenses associated with being a reporting company in the US.

The Company’s shares shall continue to trade on the Tel Aviv Stock Exchange and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

In the opinion of the Company’s board, the delisting and deregistration will benefit the Company and all of its shareholders, including its US shareholders, who will be able to continue to trade the Company’s shares on the Tel-Aviv Stock Exchange.

Mr. Aravot commented on the delisting decision: “As part of our cost control efforts our Board approved the voluntarily delisting and deregistration of our shares from the Nasdaq SmallCap market. We believe that this step will significantly reduce reporting-related expenses, avoid potentially higher future expenses, enable our management to focus more of its time on operating the Company, and create greater value for our shareholders”

A complete Directors’ Report for the second quarter of 2005 is available on the Company’s Website at http://www.robo-group.com or as a PDF file upon request. Please contact Ayelet Shiloni at Integrated IR, toll-free +1-866-447-8633.

RoboGroup

RoboGroup and its subsidiaries are engaged in two major fields of activity. The first is the field of education devoted to RoboGroup’s training products and e-learning systems. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. The other field of activity is the development, manufacturing and marketing of motion control products for the industrial market, which is performed through the Company’s subsidiary, Yaskawa Eshed Technologies (YET). For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company’s products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company’s Annual Report on Form 20-F.

Company Contact:
Michal Afuta
RoboGroup
michala@robotec.co.il
+972-3-900-4112

Agency Contact:
Ayelet Shiloni
Integrated IR
ayelet@integratedir.com
+1-866-447-8633

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

We are pleased to present the Directors’ Report on the financial condition of the Company for the six month period ended June 30, 2005.

1.	Main data out of the Company’s business description

The Company engages, by itself and through its subsidiaries (the Company and its subsidiaries, hereinafter: “The Group”), in two major fields of activity:

1.1	The first field of activity is the Company’s traditional field of activity – the field of education, performed mainly abroad but also in Israel. The Company’s activities in the field of education includes research and development, operation, marketing and sales of the Company’s products, and the sale and to a much smaller degree the marketing of third party products to the training and education markets in Israel. Overseas, this activity is performed mainly through the Company and its U.S. subsidiary, Intelitek Inc. In Israel, the activity is performed through the Company and its subsidiary, Robotec Technologies Ltd.

1.2	The second field of activity is industrial motion control. The Group engages, through its subsidiary, Yaskawa Eshed Technology Ltd (“YET”), in the development, manufacturing and marketing of industrial motion controllers for motorized systems, marketed to the international and domestic industrial markets. The motion controllers are electronic systems with embedded software whose function is to supervise the process of regular, day to day operation of machines and motors of various kinds and sizes.

Data and developments that have occurred in the six month period ended June 30, 2005

For the three months ended June 30, 2005 the Company recorded net profits of approximately NIS 0.4 million and positive cash flows from operating activities in the amount of approximately NIS 1.1 million, compared to net losses of approximately NIS 2.9 million and negative cash flows from operating activities of approximately NIS 5.5 million for the three months ended June 30, 2004.

The Company’s return to profit in the second quarter of 2005, resulted from an increase in sales compared to the corresponding period of 2004and from a reduction in expenses compared to the corresponding period of 2004..

For the six months ended June 30, 2005 the Company incurred net losses of approximately NIS 2.2 million and had positive cash flows from operating activities in the amount of approximately NIS 0.1 million compared to net losses of approximately NIS 5.8 million and negative cash flows from operating activities in the amount of approximately NIS 7.9 million for the six months ended June 30, 2004.

In the years ended December 31, 2004 and 2003, the Company incurred net losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, during those two years the Company’s negative cash flows from operating activities were approximately NIS 6 million and NIS 9 million, respectively.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

As part of the Company’s efforts to reduce expenses, the Company’s management took steps to consolidate activities, reduce manpower, reduce salary costs of senior executives and cut general expenses.

As a result of the foregoing, the Company’s losses in 2004 and in the first quarter of 2005 were reduced, compared with the corresponding periods in the previous years, and it turned to profit in the second quarter of 2005.

Events after balance sheet date – decision regarding deregistration and delisting from the NASDAQ SmallCap Market

On August 3, 2005, the Company’s board of directors resolved to voluntarily deregister the Company’s shares under the Securities Exchange Act of 1934 and to delist from the NASDAQ Small Cap Market. To deregister its ordinary shares, the Company will file a Form 15 with the SEC thereby suspending its obligations for filing annual and other reports with the SEC. The Company intends to seek authorization from NASDAQ to maintain the listing of its shares on the NASDAQ SmallCap Market for the period of 90 days from the filing of the Form 15, or such shorter period until the deregistration of its shares becomes effective, and will undertake to continue file reports on a voluntary basis until delisting.

In its decision, the Company’s board resolved to authorize RoboGroup’s management to determine the exact timing for filing the Form 15 and to take all measures and acts required for the implementation of the deregistration and delisting process. Subject to the SEC’s review, the Company anticipates completing the process within 90-days. The Company’s shares shall continue to trade on the Tel Aviv Stock Exchange and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

For additional details regarding this issue, see immediate disclosure filed by the Company on August 4, 2005.

Backlog of Orders
The Company’s backlog of orders as of June 30, 2005 was approximately NIS 13.5 million, compared to approximately NIS 7.9 million at June 30, 2004.

Previous names of the Company
The Company’s name at the time of incorporation was Robotec (GAL) Industrial Robot Technologies Ltd. In 1983, the Company changed its name to Eshed Robotec (1982) Ltd., and in 2000, the Company changed its name to RoboGroup T.E.K. Ltd.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

2.	Financial Results

Sales
The Company’s revenues for the second quarter of 2005 totaled approximately NIS 16.9 million, compared with NIS 13.3 million for the corresponding period of 2004.

The Company’s revenues for the six months ended June 30, 2005 amounted to approximately NIS 27.8 million, as compared to approximately NIS 27.7 million for the corresponding period of 2004.

The increase in revenues in the second quarter of 2005, stemmed from an increase in sales of the Company’s products in the education activity field, in the sum of approximately NIS 3 million and from an increase of approximately NIS 0.5 million in the Company’s revenues in the industrial motion control field.

Gross profit
The Company’s gross profit for the second quarter of 2005 totaled approximately NIS 8.1 million (approximately 48% of sales), compared with approximately NIS 5.9 million (approximately 44% of sales) for the corresponding period of 2004.

The Company’s gross profit for the six months ended June 30, 2005 was approximately NIS 12.3 million (44% of the total revenues), compared to approximately NIS 12 million (44% of the total revenues) for the corresponding period of 2004.

Research and development expenses, net
Research and development expenses, net, for the second quarter of 2005 totaled approximately NIS 1.6 million, compared with approximately NIS 2 million i for the corresponding period of 2004.

Research and development expenses, net, for the six months ended June 30, 2005 were approximately NIS 3.3 million as compared to approximately NIS 4.3 million for the corresponding period of 2004.

The decrease in research and development expenses stemmed mainly from a reduction in the Company’s development expenses of the education activity field.

Sales and marketing expenses
Sales and marketing expenses for the second quarter of 2005 totaled approximately NIS 3.3 million, compared with approximately NIS 3.3 million for the corresponding period of 2004.

Sales and marketing expenses for the six months ended June 30, 2005 were approximately NIS 6.3 million as compared to approximately NIS 7.1 million for the corresponding period of 2004. The decrease in sales and marketing expenses in the six months ended June 30, 2005 is attributed mainly to the reduction in the Company’s marketing expenses in the education activity field, which was offset partially by an increase in its sales and marketing expenses in the industrial motion control field.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

General and administrative expenses
General and administrative expenses for the second quarter of 2005 totaled approximately NIS 2 million, compared with approximately NIS 2.5 million for the corresponding period of 2004.

General and administrative expenses for the six months ended June 30, 2005 were approximately NIS 3.9 million as compared to approximately NIS 5 million for the corresponding period of 2004.

The reduction in administrative expenses stemmed mainly from a reduction in general and administrative expenses in the education activity field.

Operating income (loss)
The operating income for the second quarter of 2005 totaled approximately NIS 1.2 million, compared with an operating loss of approximately NIS 1.9 million for the corresponding period of 2004.

The Company’s operating loss for the six months ended June 30, 2005 was approximately NIS 1.3 million as compared to approximately NIS 4.3 million for the corresponding period of 2004.

Financial income (expenses), net
Financial expenses, net, for the second quarter of 2005 totaled approximately NIS 0.3 million, representing no change from the corresponding period of 2004.

The financial expenses, net, for the six months ended June 30, 2005 were approximately NIS 0.4 million as compared to approximately NIS 1.1 million for the corresponding period of 2004.

The decrease in financial expenses was mainly due to a reduction in exchange rate differences.

Other income (expenses), net
Other expenses, net, for the second quarter of 2005 totaled approximately NIS 0.3 million, compared with other income, net, of approximately NIS 0.5 million for the corresponding period of 2004.

The decrease is attributed mainly to a write-off of prepaid issuance expenses of approximately NIS 0.6 million in the second quarter of 2005, and to a reduction in income net of expenses from renting space in the Company’s building in Rosh Ha’Ayin.

Income (loss) before tax
The income before tax for the second quarter of 2005 totaled approximately NIS 0.5 million, compared with a loss before tax of approximately NIS 2 million for the corresponding period of 2004.

The loss before tax for the six months ended June 30, 2005 was approximately NIS 2 million as compared to approximately NIS 4.9 million for the corresponding period of 2004.

Taxes on income
The tax expenses for the second quarter of 2005 totaled approximately NIS 0.2 million, compared to approximately NIS 0.9 million for the corresponding period of 2004.

Tax expenses for the six months ended June 30, 2005 were approximately NIS 0.3 million as compared to approximately NIS 0.9 million for the corresponding period of 2004.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

Tax expenses for the six months ended June 30, 2005 stemmed mainly from the industrial motion control field.

Net income (loss)
The Company’s net income for the second quarter of 2005 totaled approximately NIS 0.4 million, compared with a net loss of approximately NIS 2.9 million for the corresponding period of 2004.

The Company’s net loss for the six months ended June 30, 2005 was approximately NIS 2.2 million as compared to approximately NIS 5.8 million for the corresponding period of 2004.

3.	The Financial Position of the Company

a)	The Company’s assets as of June 30, 2005 totaled approximately NIS 72.2 million, compared to approximately NIS 72 million at December 31, 2004.

b)	The Company’s equity was approximately NIS 21 million at June 30, 2005, compared with approximately NIS 23.1 million as at December 31, 2004. The decrease in equity was mainly due to the Company’s net loss of approximately NIS 2.2 million for the six months ended June 30, 2005.

4.	Liquidity

a)	The Company’s cash and cash equivalents at June 30, 2005 were approximately NIS 7 million as compared to approximately NIS 7 million at December 31, 2004.

b)	Cash flows from operating activities:

In the six months ended June 30, 2005 the Company had a surplus from operating activities of approximately NIS 0.1 million as compared to a deficit from operating activities of approximately NIS 7.9 million in the corresponding period of 2004.

c)	Cash flows used in investing activities:

In the six months ended June 30, 2005 the Company invested approximately NIS 0.1 million in fixed assets as compared to approximately NIS 0.6 million in the corresponding period of 2004.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

d)	Cash flows from financing activities:

In the six months ended June 30, 2005 the Company had a deficit from financing activities of approximately NIS 0.4 million as compared to a surplus of approximately NIS 0.7 million in the corresponding period of 2004.

5.	Sources of Financing

a)	The Company’s current ratio was 1.02 at June 30, 2005, compared with 1.08 at the end of 2004. The Company’s quick ratio was 0.68 at June 30, 2005 compared with 0.78 at December 31, 2004.

b)	The Company’s shareholders’ equity of approximately NIS 21 million at June 30, 2005, accounted for approximately 29% of its total balance sheet, in comparison to shareholders’ equity of approximately NIS 23.1 million that accounted for approximately 32% of the company’s balance sheet at December 31, 2004.

c)	The average amount of credit provided to the Company’s customers in the six months ended June 30, 2005 was approximately NIS 14.6 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 6.5 million, as compared with approximately NIS 14.2 million and approximately NIS 5.6 million, respectively, in 2004.

d)	The average amount of short-term credit from banks in the six months ended June 30, 2005 was approximately NIS 15.7 million as compared with approximately NIS 15.6 million in 2004.

e)	The average amount of long-term bank credit in the six months ended June 30, 2005 was approximately NIS 16.6 million as compared with approximately NIS 17.3 million in 2004.

6.	Exposure to and Management of Market Risks

No significant changes occurred during the period covered by this report in the Company’s exposure to market risks and their management relative to the Company’s report on this issue in the Director’s report on the period ending December 31, 2004.

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

Linked Balances:

	June 30, 2005
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	5,540	717	13	-	-	675	31	6,976
Short-term investments	61	-	-	-	-	-	-	61
Trade receivables	2,119	635	-	-	-	3,171	8,033	14,008
Other receivables and debit
balances	19	8	-	-	-	2,467	195	2,689
Inventories	-	-	-	-	-	-	11,683	11,683
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	836	-	836
Fixed assets, net	-	-	-	-	-	-	35,527	35,527
Other assets and deferred
expenses	-	-	-	-	-	-	404	404

	7,739	1,360	13	-	-	7,149	55,923	72,184

Liabilities
Short-term bank credits	736	-	645	2,496	1,158	8,171	2,994	16,200
Trade payables	298	56	641	-	-	3,344	2,741	7,080
Other payables and credit
balances	4,162	-	-	-	-	6,397	957	11,516
Long-term loans	5,707	-	4,996	-	5,376	-	-	16,079
Deferred taxes	-	-	-	-	-	134	-	134
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	184	-	184

	10,903	56	6,282	2,496	6,534	18,230	6,692	51,193

Excess of assets (liabilities)	(3,164)	1,304	(6,269)	(2,496)	(6,534)	(11,081)	49,231	20,991

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

Linked Balances (cont.’)

	December 31, 2004
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	4,842	990	-	-	-	870	255	6,957
Short-term investments	99	-	-	-	-	-	-	99
Trade receivables	5,893	1,493	-	-	-	2,205	5,691	15,282
Other receivables and debit
balances	40	-	-	-	-	1,811	242	2,093
Inventories	-	-	-	-	-	-	9,372	9,372
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	563	-	563
Fixed assets, net	-	-	-	-	-	-	36,548	36,548
Other assets and deferred
expenses	-	-	-	-	-	564	472	1,036

	10,874	2,483	-	-	-	6,013	52,580	71,950

Liabilities
Short-term bank credits	694	-	656	2,664	1,087	7,854	2,273	15,228
Trade payables	173	105	599	-	-	3,176	1,800	5,853
Other payables and credit
balances	3,408	-	-	-	-	6,279	646	10,333
Long-term loans	5,722	-	5,409	-	5,969		-	17,100
Deferred taxes	-	-	-	-	-	163	-	163
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	139	-	139

	9,997	105	6,664	2,664	7,056	17,611	4,719	48,816

Excess of assets (liabilities)	877	2,378	(6,664)	(2,664)	(7,056)	(11,598)	47,861	23,134

RoboGroup T.E.K. Limited

Directors' Report for Six-Month Period Ended June 30, 2005

7.	Disclosure regarding approval to peer review

The Company has given its approval to transmitting the relevant documentations for the purpose of a sample connected to peer review in Israel.

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Noam Kra-Oz Director and Joint General Manager

Date: August 3, 2005

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At June 30, 2005

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	June, 30			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts
ASSETS

Current assets

Cash and cash equivalents	1,525	6,976	7,656	6,957
Short-term investments	13	61	-	99
Trade receivables	3,063	14,008	14,735	15,282
Other receivables and debit balances	588	2,689	2,959	2,093
Inventories	2,554	11,683	12,823	9,372

	7,743	35,417	38,173	33,803

Long-term investments

Investments in investee and other
companies	-	-	15	-
Funds in respect of employee rights upon
retirement, net	183	836	276	563

	183	836	291	563

Fixed assets	7,767	35,527	37,322	36,548

Other assets and deferred expenses	88	404	740	1,036

	15,781	72,184	76,526	71,950

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	June, 30			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts
LIABILITIES

Current liabilities

Credit from banks	3,542	16,200	16,036	15,228
Trade payables	1,548	7,080	6,066	5,853
Other payables and credit balances	2,518	11,516	10,878	10,333

	7,608	34,796	32,980	31,414

Long-term liabilities

Loans from banks	3,515	16,079	18,494	17,100
Provision for deferred taxes	29	134	-	163
Liability for termination of employee/employer
relationship, net	40	184	249	139

	3,584	16,397	18,743	17,402

Shareholders' equity

Share capital	2,492	11,400	11,400	11,400
Capital reserves and premium on shares	9,677	44,262	44,178	44,179
Accumulated deficit	(7,408)	(33,882)	(29,772)	(31,656)
Treasury stock	(172)	(789)	(1,003)	(789)

	4,589	20,991	24,803	23,134

	15,781	72,184	76,526	71,950

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Noam Kra-Oz Director and Joint General Manager	—————————————— Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: August 3, 2005

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

NIS in Thousands

	For the six months ended			For the three months ended		Year ended
	June 30			June 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Revenues	6,069	27,762	27,681	16,947	13,316	61,734
Cost of revenues	3,389	15,503	15,632	8,855	7,401	35,843

Gross profit	2,680	12,259	12,049	8,092	5,915	25,891

Operating expenses
Research and development expenses, net	721	3,300	4,287	1,610	1,985	7,619
Marketing and selling expenses	1,375	6,290	7,067	3,349	3,312	13,204
Administrative and general expenses	860	3,933	5,020	1,995	2,498	10,042

	2,956	13,523	16,374	6,954	7,795	30,865

Operating profit (loss)	(276)	(1,264)	(4,325)	1,138	(1,880)	(4,974)
Financial expenses, net	(86)	(392)	(1,075)	(276)	(310)	(2,111)
Other income (expenses), net	(65)	(298)	498	(329)	216	809

Profit (loss) before taxes on income	(427)	(1,954)	(4,902)	533	(1,974)	(6,276)
Income tax expenses	60	272	901	160	901	1,411

Net profit (loss)	(487)	(2,226)	(5,803)	373	(2,875)	(7,687)

Profit (loss) per share ("EPS")	(0.04)	(0.21)	(0.54)	0.03	(0.27)	(0.71)

Weighted average number of shares used
in computation of EPS (in thousands)	10,851	10,851	10,746	10,851	10,746	10,757

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts

For the six months ended June
30, 2005 (Unaudited)

Balance as of January 1, 2005	10,851,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	83	-	-	83
Net loss	-	-	-	-	-	-	(2,226)	(2,226)

Balance at June 30, 2005	10,851,027	11,400	42,452	2,260	(450)	(789)	(33,882)	20,991

For the six months ended June
30, 2004 (Unaudited)

Balance as of January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	154	-	-	154
Net loss	-	-	-	-	-	-	(5,803)	(5,803)

Balance at June 30, 2004	10,745,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts

For the three months ended June
30, 2005 (Unaudited)

Balance as of April 1, 2005	10,851,027	11,400	42,452	2,260	(493)	(789)	(34,255)	20,575
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	43	-	-	43
Net profit	-	-	-	-	-	-	373	373

Balance at June 30, 2005	10,851,027	11,400	42,452	2,260	(450)	(789)	(33,882)	20,991

For the three months ended June
30, 2004 (Unaudited)

Balance as of April 1, 2004	10,744,031	11,399	42,214	2,260	(267)	(1,003)	(26,897)	27,706
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(32)	-	-	(32)
Net loss	-	-	-	-	-	-	(2,875)	(2,875)

Balance at June 30, 2004	10,745,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803

For the year ended December 31,
2004 (audited)

Balance at January 1, 2004	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Granting of treasury stock	105,396	-	235	-	-	214	-	449
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(80)	-	-	(80)
Net loss	-	-	-	-	-	-	(7,687)	(7,687)

Balance at December 31, 2004	10,851,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the six months ended			For the three months ended		Year ended
	June 30			June 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Cash flows from operating activities:
Net profit (loss)	(487)	(2,226)	(5,803)	373	(2,875)	(7,687)
Adjustments to reconcile net profit
(loss) to net cash provided by operating
activities (Appendix A):	504	2,304	(2,095)	707	(2,588)	1,667

Net cash provided by (used in) operating
activities	17	78	(7,898)	1,080	(5,463)	(6,020)

Cash flows from investing activities:
Acquisition of fixed assets	(24)	(110)	(598)	(45)	(189)	(700)
Proceeds from sales of fixed assets	86	395	538	303	419	117

Net cash provided by (used in) investing
activities	62	285	(60)	258	230	(583)

Cash flows from financing activities:
Increase in short term credit from banks,
net	190	869	1,398	196	1,106	614
Long-term loans received	-	-	21,414	-	7,506	21,414
Repayment of long -term loans	(268)	(1,226)	(22,087)	(612)	(7,814)	(23,315)
Exercise of options by employees	-	-	4	-	4	4

Net cash provided by (used in) financing
activities	(78)	(357)	729	(416)	802	(1,283)

Effect of exchange rate changes on cash
and cash equivalents	3	13	7	10	(4)	(35)

Increase (decrease) in cash and cash
equivalents	4	19	(7,222)	932	(4,435)	(7,921)
Cash and cash equivalents at the
beginning of the period	1,521	6,957	14,878	6,044	12,091	14,878

Cash and cash equivalents at the end of
the period	1,525	6,976	7,656	6,976	7,656	6,957

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the six months ended			For the three months ended		Year ended
	June 30			June 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Income and expenses not involving cash
flows:
Depreciation and amortization	184	840	1,145	363	602	2,589
Increase (decrease) in liability for
termination of employee/employer
relationship	(50)	(228)	(146)	(109)	5	(543)
Write-down of loans	67	308	348	424	(297)	158
Decrease (increase) in value of
marketable securities	8	38	-	(33)	-	(84)
Decrease (increase) in deferred taxes	(10)	(48)	683	40	653	1,054
Other	136	623	-	623	-	(136)

	335	1,533	2,030	1,308	963	3,038

Changes in assets and liabilities:
Decrease (increase) in trade receivables	326	1,491	(1,395)	(2,362)	(4,279)	(2,163)
Decrease (increase) in other receivables
and debit balances	(50)	(229)	(659)	(311)	661	201
Decrease (increase) in inventories	(502)	(2,298)	1,000	(727)	424	4,111
Increase (decrease) in trade payables	268	1,227	672	1,804	(232)	459
Increase (decrease) in other payables
and credit balances	127	580	(3,743)	995	(125)	(3,979)

	169	771	(4,125)	(601)	(3,551)	(1,371)

	504	2,304	(2,095)	707	(2,588)	1,667

Appendix B: Non-monetary events:

Granting of treasury stocks	-	-	-	-	-	449

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1	–	GENERAL

(a)	These financial statements have been prepared in a condensed format as of June 30, 2005, and for the six and three months then ended (“interim financial statements”). The above mentioned financial statements have been prepared in conformity with chapter 4 of the Securities Regulations (Interim and Immediate Statements), 1970. These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2004 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

(d)	In the years ended December 31, 2004 and 2003, the Company incurred net losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, the Company had negative cash flows from operating activities in the amount of approximately NIS 6 million and NIS 9 million, respectively.

The Company’s management took steps to strengthen and improve the Company’s financial state and its profitability. Those steps included consolidating activities, reducing manpower, reducing salary costs of senior executives and cutting general expenses. Those steps were implemented mainly during the year 2004.

For the three months ended June 30, 2005 the Company had net profit of approximately NIS 0.4 million and positive cash flows from operating activities in the amount of approximately NIS 1.1 million, compared to net losses of approximately NIS 2.9 million and negative cash flows from operating activities of approximately NIS 5.5 million for the three months ended June 30, 2004.

For the six months ended June 30, 2005 the Company incurred net losses of approximately NIS 2.2 million and had positive cash flows from operating activities in the amount of approximately NIS 0.1 million compared to net losses of approximately NIS 5.8 million and negative cash flows from operating activities in the amount of approximately NIS 7.9 million for the six months ended June 30, 2004.

In addition, on March 2005, a proportionally consolidated company distributed a dividend as detailed in Note 3 (1). Another possible distribution of dividend in the same amount was approved for August 2005.

(e)	On August 3, 2005 the Company’s board of directors has resolved to voluntarily terminate the registration of the the Company’s shares under the Securities Exchange Act of 1934 and upon deregistration, to delist from the NASDAQ SmallCap Market. In order to terminate the registration of its ordinary shares, the Company will file a Form 15 with the SEC thereby suspending its obligations for filing annual and other reports with the SEC. The Company will seek authorization from NASDAQ to maintain the listing of its shares on the NASDAQ SmallCap Market for the period of 90 days from the filing of the Form 15, or such shorter period until the deregistration of its shares becomes effective, and will undertake to continue file reports on a voluntary basis until delisting.

The Company’s board resolved to authorize RoboGroup’s management to determine the exact timing for filing the Form 15 and to take all measures and acts required for the implementation of the deregistration and delisting process. Subject to SEC review, the Company anticipates completing the process within 90-days of the filing.

The Company’s shares shall continue to trade on the Tel Aviv Stock Exchange and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

The Company wrote-off differed issuance expenses in the amount of approximately NIS 0.6 million in the second quarter of 2005, which had been accounted in connection with the Equity Line agreement with Cornell.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

A.	General

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

B.	Impact of recently issued Accounting Standards

On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. Applying the new Standard had now material effect on the company’s financial statements.

C.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points (*)	NIS

June 30, 2005	114.9	4.574
June 30, 2004	100.8	4.497
December 31, 2004	114.3	4.308

Change during the period	%	%

June 2005 (six months)	0.5	6.2
June 2004 (six months)	1.4	2.7
June 2005 (three months)	1.1	4.9
June 2004 (three months)	1.5	(0.7)
December 2004 (12 months)	1.2	(1.6)

(*) The index on an average basis of 1998 = 100.

D.	The financial statements at June 30, 2005 and for the six months then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.574.

NOTE 3	–	TRANSACTION WITH INTERESTED RELATED PARTIES

1.	The Board of Directors of a proportionally consolidated company approved on March 10, 2005, a distribution of dividend to its shareholders in the amount of NIS 1,725 thousand. The net dividend received by the Company amounted to NIS 733 thousand.

2.	In July 2004 the Company entered into a contract with Yaskawa Electric Corporation (“YEC”) for the supply of an e-learning system in consideration of approximately NIS 3.3 million. The system is being supplied gradually during several quarters.

For the period of six months that ended June 30, 2005, the revenues from this contract were included in the amount of approximately NIS 650 thousand. The remaining differed revenues from this contract amount to approximately NIS 350 thousand.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 4	–	FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the six months ended June 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	21,656	6,106	-	27,762

Segment operations	(791)	169	689	67
Non allocated expenses				(1,331)

Operating loss				(1,264)

	For the six months ended June 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	$ (K)	$ (K)	$ (K)	$ (K)

Revenues from customers	4,734	1,335	-	6,069

Segment operations	(173)	37	151	15
Non allocated expenses				(291)

Operating loss				(276)

	For the six months ended June 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	22,994	4,687	-	-	27,681
Inter segment revenues	-	74	-	(74)	-

	22,994	4,761	-	(74)	27,681

Segment loss	(4,674)	(702)	(427)	-	(5,803)

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 4	–	FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS (cont.)

	For the three months ended June 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	13,928	3,019	-	16,947

Segment operations	1,533	(53)	361	1,841
Non allocated expenses				(703)

Operating profit				1,138

	For the three months ended June 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts (*)

Revenues from customers	10,732	2,584	-	-	13,316
Inter segment revenues	-	9	-	(9)	-

	10,732	2,593	-	(9)	13,316

Segment loss	(2,281)	(498)	(96)	-	(2,875)